File No. 812-15007

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940, AS AMENDED,

FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT

BLACKSTONE ALTERNATIVE INVESTMENT FUNDS

BLACKSTONE ALTERNATIVE INVESTMENT ADVISORS LLC

345 Park Avenue, 28th Floor

New York, NY 10154

Please direct all communications regarding this Application to:

James Hannigan, Esq.

Blackstone Alternative Investment Advisors LLC

345 Park Avenue, 29th Floor

New York, NY 10154

With a copy to:

Ryan Brizek, Esq.

Rajib Chanda, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

This Application (including Exhibits) contains 15 pages.

As filed with the Securities and Exchange Commission on March 29, 2019

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of	)	AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT
)
BLACKSTONE ALTERNATIVE INVESTMENT	)
FUNDS	)
BLACKSTONE ALTERNATIVE INVESTMENT	)
ADVISORS LLC	)
)
File No. 812-15007)
)
)
)

I.	INTRODUCTION

Blackstone Alternative Investment Funds (the “Trust”),1 a registered open-end investment company that may offer one or more series of shares (each, a “Series” and collectively, the “Series”), and Blackstone Alternative Investment Advisors LLC (“BAIA” or the “Adviser” and together with the Trust and the Series, the “Applicants”),2 the investment adviser to the Trust, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(c) of the 1940 Act to permit the board of trustees of the Trust (the “Board”),3 including a majority of those board members who are not “interested persons” of the Series or the Adviser, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), to enter into or materially amend a contract or agreement pursuant to which a sub-adviser (each, a “Sub-Adviser”) manages all or a portion of the assets of a Series or provides model portfolio or investment recommendation(s) to the Adviser that would be utilized in connection with the management of a Series (each, a “Sub-Advisory Agreement”) at a non-in-person meeting called for the purpose of voting on such approval.4

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered management investment company or series thereof that intends to rely on the requested order in the future and that (i) is managed by an Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).5 All registered investment companies that intend to rely on the requested order are named as Applicants.

[1]	As used herein, the term “Trust” includes any existing or future type of business organization operating as a registered management investment company that is managed by an Adviser.
[2]

The term “Adviser” includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

[3]	The term “Board” also includes the board of trustees or directors of a future Subadvised Series.
[4]

References in this Application to “non-in-person” Board meetings (i) refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting and (ii) do not include Board approvals provided by written consent or other actions taken by a Board without convening a meeting.

[5]

For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”

Page 2 of 15 Sequentially Numbered Pages (including exhibits)

Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption primarily to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage, or to provide model portfolio or investment recommendation(s) with respect to, all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening an in-person meeting of the Board to approve the Sub-Advisory Agreements.

If the requested relief is granted, the Adviser would be permitted to enter into or materially amend Sub-Advisory Agreements related to a Subadvised Series that were approved by the Board, including a majority of the Independent Board Members, at a non-in-person meeting called for the purpose of voting on such approval. For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protections of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Subadvised Series would benefit from the requested relief because of delays in hiring or replacing Sub-Advisers and costs associated with holding in-person Board meetings to enter into or materially amend Sub-Advisory Agreements in the absence of such relief.

II.	BACKGROUND

A.	The Applicants

1.	The Trust

The Trust is organized as a Massachusetts business trust and is registered with the Commission as an open-end management investment company under the 1940 Act. The Trust currently consists of one Series, Blackstone Alternative Multi-Strategy Fund, which Series operates under a multi-manager structure and is offered and sold pursuant to a registration statement on Form N-1A. The Adviser serves as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series. The Trust and the Series are not required to hold annual shareholder meetings. Each Series may have its own distinct investment objective, policies, and restrictions.

2.	The Adviser

BAIA is a limited liability company organized under the laws of the State of Delaware and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). BAIA is an indirect, wholly-owned subsidiary of The Blackstone Group L.P. (“Blackstone”). Blackstone is an alternative asset management company that specializes in private equity, real estate, credit, and marketable alternative investment strategies. Blackstone maintains an asset management presence through direct and indirect, wholly-owned subsidiaries, including BAIA. Each Blackstone asset management operation has its own personnel and resources, including portfolio managers and analysts, and offers specialized asset management services to Blackstone clients, including the Series. BAIA serves, and each other Adviser will serve, as the investment adviser to each Subadvised Series pursuant to an investment advisory agreement with the Trust (each an “Investment Management Agreement” and together the “Investment Management Agreements”). BAIA and each other Adviser is or will be registered with the Commission as an investment adviser under the Advisers Act.

Each Investment Management Agreement will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and, if applicable, Rule 18f-2 thereunder. The terms of these Investment Management Agreements will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each Investment Management Agreement, the Adviser, subject to the supervision of the Board, will provide investment management services to each Subadvised Series. The Adviser will have responsibility for determining what portion of each Subadvised Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Adviser will periodically review a Subadvised Series’ investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Page 3 of 15 Sequentially Numbered Pages (including exhibits)

Each Investment Management Agreement will provide that the Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each Investment Management Agreement, the Adviser will supervise each Sub-Adviser in its performance of its duties. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series. For its services to each Subadvised Series under the applicable Investment Management Agreement, the Adviser will receive an investment management fee from that Subadvised Series. A Sub-Adviser will receive an investment management fee from the Adviser or directly from the Subadvised Series.

Under this structure, the Adviser, in its capacity as investment adviser, evaluates and oversees Sub-Advisers and makes recommendations about the hiring, termination, and replacement of Sub-Advisers to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

3.	The Sub-Advisers

Pursuant to the authority under the Investment Management Agreement, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series. The Sub-Advisers will be “investment advisers” to the Subadvised Series within the meaning of section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required in reliance on applicable exemptive relief.6 All future Sub-Advisory Agreements will be approved by the Board in the same manner, provided that the Independent Board Members could approve a Sub-Advisory Agreement and any material amendments thereto at a non-in-person Board meeting in reliance on the requested relief. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser has agreed or will agree to pay the Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Management Agreement.7

B.	Multi-Manager Structure

In recent years, a number of investment advisers, including the Adviser, have sponsored investment companies registered under the 1940 Act or series thereof (each, a “registered fund”) that provide exposure to multiple strategies across various asset classes. These registered funds allow investors to more easily access such strategies without the additional transaction costs and administrative burdens of investing in multiple funds to seek to achieve comparable exposures and investment allocations. Such registered funds may be structured as (i) multi-manager funds, where the investment adviser selects multiple sub-advisers to manage portions of the registered fund’s assets; (ii) fund of funds where the Adviser invests a registered fund’s assets in multiple registered funds or investment companies that rely on an exception from registration under the 1940 Act (each, a “private fund” and, together with the registered funds, each a “fund” and together, the “funds”) to gain the exposures; or (iii) a combination of a multi-manager fund and a fund of funds.

[6]

Applicants currently rely on a multi-manager exemptive order to enter into and materially amend Sub-Advisory Agreements without obtaining shareholder approval. See Blackstone Alternative Investment Funds, et al., Investment Company Act Release Nos. 32481 (Feb. 16, 2017) (notice) and 32530 (Mar. 13, 2017) (order). In the future, an Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or, if adopted by the Commission, a rule providing substantially similar relief.

[7]	A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.

Page 4 of 15 Sequentially Numbered Pages (including exhibits)

When a Subadvised Series utilizes a multi-manager strategy, its Adviser achieves its desired exposures to specific strategies by allocating discrete portions of the Subadvised Series’ assets to various Sub-Advisers and, in some cases, by managing a portion of the Subadvised Series’ assets directly. Each Sub-Adviser manages its discrete portion of the Subadvised Series’ assets in accordance with specific investment guidelines. Over time, the Adviser may adjust the Subadvised Series’ allocations among the various strategies and sub-strategies based on the Adviser’s assessment of market conditions and potential investment opportunities.

C.	Rationale for the Requested Relief

As discussed above, when an Adviser wishes to provide exposures to strategies offered by other investment advisers it can either (i) utilize a multi-manager structure or (ii) invest in other registered funds and/or private funds. While investing in other funds does not require registered fund board approval, utilizing a multi-manager structure does. The registered fund board must approve a Sub-Advisory Agreement at an in-person meeting called for the purpose of voting on such approval. As discussed below, once a registered fund’s investment adviser completes its diligence of a prospective sub-adviser, the in-person board meeting requirement creates an unnecessary burden for the registered fund board that does not benefit the registered fund’s shareholders.

When the Adviser deploys a multi-manager structure to access the desired exposures, each Sub-Advisory Agreement must be entered into, materially amended and renewed in accordance with the provisions of Section 15 of the 1940 Act, as modified by any applicable exemptive relief. Section 15(c) requires that the Sub-Advisory Agreement be approved by the vote of a majority of the Independent Board Members cast at an in-person meeting. Boards of registered funds, including the Board of the Trust, typically hold in-person meetings on a quarterly basis. Markets are not static, however, throughout the three to four months between in-person registered fund board meeting dates. During these periods, market conditions may change or investment opportunities may arise that the Adviser may wish to take advantage of by entering into a Sub-Advisory Agreement with a new Sub-Adviser or materially amending an existing Sub-Advisory Agreement. At these moments it may be impractical and/or costly to hold an additional in-person board meeting, especially given the geographic diversity of registered fund board members and the additional cost of holding in-person Board meetings.

Unlike the burdensome process for changing sub-advisers, board approval is not required at all if the Adviser accesses the desired exposures through investments in other funds. Investments by Subadvised Series in registered funds must be made in compliance with the limitations in Section 12(d)(1) of the 1940 Act. When the Adviser accesses the desired exposures through investing the Subadvised Series’ assets in private funds, however, Section 12(d)(1) does not limit the amount of a registered fund’s total assets that may be invested in the underlying private fund.8 If the requested order is not granted, the Adviser will continue to have the option of accessing a desired investment exposure between in-person Board meeting dates through investments in other funds managed by the prospective Sub-Adviser, including private funds, which could increase costs for shareholders when retaining the Sub-Adviser to manage a sleeve of the Subadvised Series directly is a viable option.

The requested order would be consistent with the Board’s statutory duty to request and evaluate such information as may reasonably be necessary to evaluate the terms of a Sub-Advisory Agreement. For example, an Adviser may identify a Sub-Adviser prior to an in-person Board meeting date that it wants to engage, but there may not be enough time before the meeting date for management to compile and furnish the complete package of materials that the Board requests to evaluate the Sub-Advisory Agreement in accordance with its duties under Section 15(c), along with a summary of the Sub-Adviser’s compliance program to support the Board’s approval of the Sub-Adviser’s policies and procedures in accordance with Rule 38a-1(a)(2) under the 1940 Act. The requested order would benefit a Subadvised Series by allowing the Board, including a majority of the Independent Board Members, to approve the Sub-Advisory Agreement at an appropriate time once diligence is complete, instead of waiting until the next in-person Board meeting date and potentially missing out on market opportunities.

The requested order would also apply to material amendments to a Sub-Advisory Agreement. For example, a Sub-Advisory Agreement with an existing Sub-Adviser may be limited to a particular sub-strategy, although the Sub-Adviser has the expertise and ability to manage additional sub-strategies. If the Adviser desires to engage the Sub-Adviser to manage a separate discrete portion of a Subadvised Series’ assets in accordance with a sub-strategy that is not currently within the scope of the guidelines under the Sub-Adviser’s existing Sub-Advisory Agreement, but is otherwise consistent with a Subadvised Series’ investment objective and strategies, the Adviser

[8]	Such investments in private funds would be subject to other applicable provisions of the 1940 Act.

Page 5 of 15 Sequentially Numbered Pages (including exhibits)

may determine it is necessary to materially amend the Sub-Advisory Agreement. If an Adviser’s portfolio management team makes this determination between in-person Board meeting dates, the Board of the Subadvised Series could approve the material amendment to the applicable Sub-Advisory Agreement at a non-in-person meeting in reliance on, and subject to the conditions of, the requested order. See Section IV.B. below for additional legal analysis supporting the rationale for the requested relief.

III.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

IV.	LEGAL ANALYSIS

A.	Applicable Law

Section 15(c) of the 1940 Act prohibits a registered fund having a board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to serve or act as an investment adviser (including a sub-adviser) of the registered fund, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of the registered fund’s board members, who are not parties to such contract or agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

Section 15(c) provides that it shall be the duty of the board members of a registered fund to request and evaluate, and the duty of an investment adviser (or sub-adviser) to such registered fund to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser (or sub-adviser) of such registered fund.

B.	Discussion

1.	Necessary or Appropriate in the Public Interest

Applicants believe that permitting the Independent Board Members to enter into and materially amend Sub-Advisory Agreements at non-in-person meetings without incurring unnecessary delay or expense is necessary or appropriate and in the interests of Subadvised Series shareholders and will allow the Subadvised Series to operate more efficiently. Without the delay inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and the additional costs of, an unscheduled in-person Board meeting), the Subadvised Series will be able to act quicker and with less expense to add or replace Sub-Advisers when the Board and the Adviser believe that a change would benefit the Subadvised Series. Under the multi-manager structure, the selection of a Sub-Adviser is similar to changes in the membership of a registered fund’s portfolio management team, which do not require registered fund board approval.

In essence, the in-person meeting requirement creates an artificial impediment that prevents the Board of a Subadvised Series from taking immediate action once an Adviser completes its diligence of a potential Sub-Adviser that it wishes to on-board. Requiring a Board to hold an off-cycle in-person meeting to approve this Sub-Advisory Agreement, or to delay its approval until its next regularly scheduled in-person meeting, creates an unnecessary burden for the Board and the Adviser that is not beneficial for shareholders or necessary or appropriate in the public interest.

2.	Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Subadvised Series, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Each Investment Management Agreement is, and will remain, fully subject to the requirements of Sections 15(a) and 15(c) of the 1940 Act and, if applicable, Rule 18f-2 thereunder, including the requirement for approval at an in-person Board meeting. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Subadvised Series, as well as the shareholders’ expectation that the Adviser will use its expertise to select the most able Sub-Advisers. Within this structure, the Adviser is in a better position to make an informed selection of a Sub-Adviser than are individual shareholders.

Page 6 of 15 Sequentially Numbered Pages (including exhibits)

Once the Adviser makes an informed selection of a Sub-Adviser, Applicants believe it would be consistent with the protection of investors to permit the Board, including a majority of the Independent Board Members, to approve the applicable Sub-Advisory Agreement, and any material amendments thereto, at a non-in-person meeting called for the purpose of voting on such approval. Any such non-in-person approval would be conducted in accordance with the Board’s typical process for entering into or materially amending Sub-Advisory Agreements and consistent with the Board’s duty under Section 15(c) to request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and the Adviser’s and Sub-Adviser’s duty under Section 15(c) to furnish such information. In many, but not all, circumstances the Sub-Adviser’s personnel will speak with the Board during or prior to the non-in-person meeting. Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Advisory Agreement were sought at an in-person Board meeting. In connection with seeking Board approval of a Sub-Advisory Agreement at a non-in-person meeting, the Adviser will recommend the retention of the Sub-Adviser and the Trust’s chief compliance officer or his or her designee will provide such information as the Board may reasonably request to assist it in determining that the Sub-Adviser has adopted policies and procedures reasonably designed to prevent violation of the “federal securities laws”9 by the Sub-Adviser.

If the requested relief is not granted, the Adviser would continue to have the option of accessing a desired exposure by investing a Subadvised Series’ assets in a fund managed by the Sub-Adviser. Retaining a Sub-Adviser to manage a portion of a Subadvised Series, as opposed to investing in a fund managed by the Sub-Adviser, provides several benefits to the Subadvised Series and its shareholders that support the requested exemptive relief and are consistent with the protection of investors. The benefits to a Subadvised Series and its shareholders from retaining a Sub-Adviser to gain a desired exposure, instead of accessing the exposure through an investment in another fund, include:

1)	Daily transparency regarding investments managed by the Sub-Adviser;

2)	Annual review of the Sub-Adviser’s compliance program;

3)	Avoiding additional acquired fund fees and expenses;

4)	Annual Board review of the Sub-Advisory Agreement and related compensation;

5)	Ability to access the exposure directly instead of through a vehicle that may not allow for daily liquidity and may not be subject to the protections of the 1940 Act;

6)	Allowing the Adviser to customize the sub-strategy implemented by the Sub-Adviser to access the exposure;

7)

Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board meetings, such as travel, lodging and meals and Board member compensation for attending additional in-person meetings; and

8)

Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.

3.	Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The requirement that the vote of a majority of a registered fund’s disinterested board members approving an advisory agreement or a sub-advisory agreement be cast in person was added to Section 15(c) of the 1940 Act by the Investment Company Amendments Act of 1970 (the “1970 Amendments Act”).10 Congress states in the legislative history of the 1970 Amendments Act that the bill would amend Section 15(c) to provide that the voting requirements of the Section “can be satisfied only by directors who are personally present at a meeting at which their votes are

[9]	As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.
[10]	See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.

Page 7 of 15 Sequentially Numbered Pages (including exhibits)

taken. The proposed amendment is intended to assure informed voting on matters which require action by the board of directors of registered investment companies.”11 (emphasis added.) The staff of the Commission has stated that this “requirement that disinterested directors cast their votes in person represents a strong Congressional policy in favor of eliminating absentee approval by board members.”12

The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards “to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants to hear each other at the same time, such as a telephone conference.”13 The Commission stated at the time that “[t]his provision should result in savings in time and travel costs.”14 In the twenty years that have passed since this amendment to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.

Almost five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board.

The requested relief would not result in absentee approval of Sub-Advisory Agreements by the Independent Board Members. The Independent Board Members necessary to approve a Sub-Advisory Agreement or a material amendment thereto would be personally present and participating in a meeting where all participating Board members can hear each other and be heard by each other during the meeting. The requested relief could not be relied upon to approve a Sub-Advisory Agreement by written consent or another form of absentee approval by the Independent Board Members. Similar to the amendments to Rule 15a-4, the requested relief would result in savings in time and travel costs. In light of the foregoing analysis, the Applicants submit that the requested relief would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting an in-person Board meeting.

[11]	Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).
[12]

American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The staff’s letter also viewed the addition of the in-person voting requirement to Section 15(c) as “reflecting the acceptance of and endorsement by Congress of a recommendation advanced by the Commission in 1966 that Section 15 of the [1940] Act be amended to provide that only when directors are ‘physically present’ at the meeting at which votes are taken can the requirements of the statute be satisfied.” Id. See also Provisions of Investment Company Amendments Act of 1970 Concerning Approval of Advisory Contracts and Other Matters for Consideration by Registrants at 1971 Annual Meetings, Investment Company Act Release No. 6336 at n.3 (Feb. 2, 1971). Notwithstanding these statements, the Congressional record clearly provides that board members must be “personally present” to satisfy the in-person meeting requirement, as opposed to “physically present.”

[13]	Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).
[14]

Id. See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) (“The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund’s board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time.”). Allowing the flexibility to approve Sub-Advisory Agreements at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.

Page 8 of 15 Sequentially Numbered Pages (including exhibits)

V.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.	The Board’s approval of the Sub-Advisory Agreement will comply with the requirements of Section 15(c), except that the requisite Board vote will not be cast at an in-person meeting.

2.

The Board will approve the Sub-Advisory Agreement at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

3.

Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Advisory Agreement were sought at an in-person Board meeting.

4.

Once notice of the non-in-person meeting to consider and approve a Sub-Advisory Agreement is sent, Board members will be given the opportunity to object to approving the Sub-Advisory Agreement at a non-in-person Board meeting.

5.	The appointment of a new Sub-Adviser will not materially affect the scope and quality of investment advisory and administrative services provided to a Subadvised Series.

6.	The appointment of a new Sub-Adviser will not result in an increase in the aggregate advisory fees paid by a Subadvised Series.

7.	A Subadvised Series’ ability to rely on the requested relief will be disclosed in the Subadvised Series’ registration statement.

VI.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f), each Applicant states that its address is as indicated below:

James Hannigan, Esq.

Blackstone Alternative Investment Advisors LLC

345 Park Avenue, 29th Floor

New York, New York 10154

Applicants further state that all written or oral communications concerning this Application should be directed to:

Ryan Brizek, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

(202) 636-5500

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Page 9 of 15 Sequentially Numbered Pages (including exhibits)

The Applicants have caused this Application to be duly signed on their behalf on the 29th day of March, 2019.

BLACKSTONE ALTERNATIVE INVESTMENT FUNDS

By:	/s/ Natasha Kulkarni
Name: Natasha Kulkarni

BLACKSTONE ALTERNATIVE INVESTMENT ADVISORS LLC

By:	/s/ Peter Koffler
Name: Peter Koffler

Page 10 of 15 Sequentially Numbered Pages (including exhibits)

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-2	Certifications
Exhibits B-1 through B-2	Verifications

Page 11 of 15 Sequentially Numbered Pages (including exhibits)

Exhibit A-1

CERTIFICATION

The undersigned hereby certifies that she is the duly elected Secretary of Blackstone Alternative Investment Funds (the “Trust”); that, with respect to the attached application for exemption from the provisions of Section 15(c) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the board of trustees of the Trust (the “Board”) adopted the following vote on the 27th day of February, 2019 in accordance with the By-laws of the Trust:

RESOLVED, that the appropriate officers of the Trust are authorized to file on behalf of the Trust a new application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trust and Blackstone Alternative Investment Advisors LLC (“BAIA”) from the provisions of Section 15(c) of the 1940 Act to permit BAIA to enter into or materially amend Sub-Advisory Agreements that were approved by the Board, including a majority of the non-interested members of the Board, at a non-in-person meeting called for the purpose of voting on such approval.

FURTHER RESOLVED, that the officers of the Trust are severally authorized to make such filings, to execute and to deliver such documents, and to take such action as they may deem to be necessary or desirable to carry out the foregoing votes in accordance with their purpose and intent, the execution and delivery of any such documents and the taking of any such action to be conclusive evidence that the same is authorized by the Board.

IN WITNESS WHEREOF, I have hereunto set my name on the 29th day of March, 2019.

By:	/s/ Natasha Kulkarni
Name: Natasha Kulkarni
Title: Secretary

Page 12 of 15 Sequentially Numbered Pages (including exhibits)

Exhibit A-2

CERTIFICATION

The undersigned hereby certifies that he is the General Counsel of Blackstone Alternative Investment Advisors LLC (the “Company”); that, with respect to the attached application for exemption from the provisions of Section 15(c) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Company have been taken and the person signing and filing the Application on behalf of the Company is fully authorized to do so.

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: General Counsel
Date: March 29, 2019

Page 13 of 15 Sequentially Numbered Pages (including exhibits)

Exhibit B-1

VERIFICATION

The undersigned states that she has duly executed the attached application, dated March 29, 2019, for and on behalf of Blackstone Alternative Investment Funds (the “Trust”); that she is the Secretary of the Trust; and that all action taken by Trustees necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Natasha Kulkarni
Name: Natasha Kulkarni
Title: Secretary Dated: March 29, 2019

Page 14 of 15 Sequentially Numbered Pages (including exhibits)

Exhibit B-2

VERIFICATION

The undersigned states that he has duly executed the attached application, dated March 29, 2019, for and on behalf of Blackstone Alternative Investment Advisors LLC (the “Company”); that he is the General Counsel of the Company; and that all action taken by persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: General Counsel
Date: March 29, 2019

Page 15 of 15 Sequentially Numbered Pages (including exhibits)